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                                                     DUQUESNE LIGHT EXHIBIT 12.1

                     Duquesne Light Company and Subsidiaries

                Calculation of Ratio of Earnings to Fixed Charges
                          (Dollar Amounts in Millions)

                                                             Six Months Ended                         Year Ended
                                                                 June 30,                             December 31,
                                                                   2002            2001       2000       1999       1998      1997
                                                                 -------        ---------------------------------------------------
FIXED CHARGES:
   Interest on long-term debt                                     $ 28.5          $ 60.1     $ 71.2     $ 76.9     $ 75.8    $ 81.6
   Other interest                                                    1.7             0.7        3.1        4.8        1.3       0.8
   Company obligated mandatorily redeemable preferred
     trust securities dividend requirements                          6.3            12.6       12.6       12.6       12.6      12.6
   Amortization of debt discount, premium and expense - net          1.2             2.2        2.3        2.5        5.3       5.8
   Portion of lease payments representing an interest factor         1.0             3.l        6.8       43.0       44.1      44.2
                                                                 -------        ---------------------------------------------------
     Total Fixed Charges                                          $ 38.7          $ 78.7     $ 96.0     $139.8     $139.1    $145.0
                                                                 -------        ---------------------------------------------------

EARNINGS:
   Income from continuing operations                              $ 32.8          $ 53.4     $ 92.6     $151.0     $148.5    $141.8
   Income taxes                                                     20.5            31.4       41.6       76.1*      74.9*     73.8*
   Fixed charges as above                                           38.7            78.7       96.0      139.8      139.1     145.0
                                                                 -------        ---------------------------------------------------
     Total Earnings                                               $ 92.0          $163.5     $230.2     $366.9     $362.5    $360.6
                                                                 -------        ---------------------------------------------------

RATIO OF EARNINGS TO FIXED CHARGES                                  2.38            2.08       2.40       2.62       2.61      2.49
                                                                 =======        ===================================================
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       *Earnings related to income taxes reflect a $3.0 million, $12.0 million and $17.0 million decrease for the twelve months ended December 31, 1999, 1998 and 1997, respectively, due to a financial statement reclassification related to
Statement of Financial Accounting Standards No. 109, Accounting for Income
Taxes. The ratio of earnings to fixed charges, absent this reclassification equals 2.65, 2.69 and 2.61 for the twelve months ended December 31, 1999, 1998 and 1997, respectively.